April 18, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 144 to the Registration Statement on Form N-1A of Driehaus Mutual Funds (“Trust”) with regard to the fund to be named the Driehaus Global Fund (“Fund”) (Reg. Nos. 333-05265; 811-07655)

Dear Ms. White,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”), received on March 20, 2023, regarding the above-referenced Post-Effective Amendment (“Amendment”). The Amendment was filed on behalf of the Fund on February 14, 2023 with an effective date of April 30, 2023.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: Provide complete fee table and expense examples prior to the effective date of April 30, 2023.

Response: Please see Appendix A.

2.	Comment: The Fund’s name includes the term “Global.” Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The Fund’s “Principal Investment Strategy” section has been revised to include additional disclosure stating that the Fund must be invested in at least three countries at all times.

3.	Comment: Please revise the preamble to the Item 3 fee table to match the current language found on Form N-1A and read as: “This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund.”

Response: The Fund confirms it will revise the preamble to the Item 3 fee table.

4.	Comment: The Fund’s “Principal Investment Strategies” section states that the Fund invests in “other forms of equity investments (or instruments that have similar economic characteristics).” Please specify what the other forms of equity investments are.

Response: The quoted disclosure has been revised to read fully as follows:

The Fund opportunistically invests in equity securities, including common stocks and sponsored or unsponsored American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) or Global Depositary Receipts (“GDRs”) of issuers located throughout the world, including the United States (U.S.), and in both developed and emerging markets.

5.	Comment: The Fund’s “Principal Investment Strategies” section states that the “the Fund is not constrained based on the country, region, or market capitalization and its assets may at times be concentrated in a particular country, segment of the economy, region or issuer.” We note that as of September 30, 2022 the Fund held 18.68% of its assets in China. If the Fund as repurposed will continue this strategy, consider if additional strategy and risk disclosures should be added. If applicable, consider adding a discussion of the risks of investing in China through VIE structures.

Response: The Fund does not intend to have significant exposure to emerging markets, including China. Accordingly, no changes have been made in response to this comment.

6.	Comment: Under “High Rates of Turnover” risk, risks associated with short sales are discussed. If short sales are permitted, please add further disclosure to the Fund’s fee table and “Principal Investment Strategies” section.

Response: The Fund does not intend to engage in short sales going forward.

7.	Comment: Under the “Investment Objective and Principal Investment Strategies” section, when discussing foreign securities, please clarify what “other securities representing underlying shares of foreign issuers” entails.

Response: The Fund has removed this language.

8.	Comment: In the preamble of the “Other Investment Strategies and Risks,” section, the Fund states that some “investment practices described below may not be permissible for the Fund.” Please explain why such investment practices would be listed.

Response: The Trust intends to include the Fund as part of the Trust’s annual update to its registration statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended. As such, the language has been retained.

9.	Comment: Please add the “Forum for Adjudication of Disputes” disclosure found in the Fund’s statement of additional information to the Fund’s prospectus.

Response: The Fund confirms this disclosure has been added to the prospectus.

If you have any questions regarding any of the foregoing or require additional information, please reach me at (312) 609-7616 or rhardt@vedderprice.com.

Sincerely yours,

/s/ Renee M. Hardt
Renee M. Hardt
Shareholder
Vedder Price P. C.

cc: Christina Algozine

APPENDIX A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge Imposed on Purchases	None
Maximum Deferred Sales Charge	None
Maximum Sales Charge Imposed on Reinvested Dividends	None
Redemption Fee (as a % of amount redeemed within 60 days of purchase)	2.00%
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment) *
Management Fee	0.65%
Other Expenses	0.46%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses	1.12%
Expense Reimbursement**	(0.36)%
Total Annual Fund Operating Expenses After Expense Reimbursement***	0.76%
*	The fee table has been restated to reflect new terms of the investment advisory agreement.
**	The Fund’s investment adviser has contractually agreed to cap the Fund’s ordinary annual operating expenses (excluding interest, taxes, brokerage commissions, dividends and interest on short sales, other investment-related expenses, acquired fund fees and expenses, and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business) at 0.75% of average daily net assets until the earlier of the termination of the investment advisory agreement by the Board of Trustees or the Fund’s shareholders, or April 30, 2024. Pursuant to the agreement, and so long as the investment advisory agreement is in place, for a period not to exceed three years from the date on which the waiver or reimbursement is made, the investment adviser is entitled to reimbursement for previously waived fees and reimbursed expenses to the extent that the Fund’s expense ratio remains below the operating expense cap that was in place at the time of the waiver / expense reimbursement as well as the current operating expense cap. Because of this agreement, the Fund may pay the investment adviser less than the contractual management fee.
***	The Total Annual Fund Operating Expenses do not correlate to the ratios of expenses to average net assets given in the Fund’s most recent annual report, which does not include Acquired Fees and Expenses.

Expense Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The expense reimbursement shown in the Annual Fund Operating Expenses table is reflected for the first year in the Example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$78	$320	$582	$1,331